Filed Pursuant to Rule 424(b)(2)
Registration No. 333-253385
April 27, 2021
PRICING SUPPLEMENT
(To Prospectus dated February 23, 2021,
Prospectus Supplement dated February 23, 2021 and
Equity Index Underlying Supplement dated February 23, 2021)

HSBC USA Inc.

$1,000,000
Autocallable Barrier Notes with Step-up Premium and Digital Upside Return



Linked to the S&P 500® Index

► Call Premium of 6.50% per annum

► Callable annually at the principal amount plus the applicable Call Premium on any Observation Date on or after April 27, 2022 and ending on April 25, 2025 if the Official Closing Level of the Reference Asset is at or above its Call Threshold

► If the Notes are not called and the Reference Return:

 • is greater than 25.00%, the Notes will provide a one-for-one return on the Reference Return

 • is greater than 0.00% but less than or equal to 25.00%, the Notes will provide a Digital Upside Return of 25.00%

 • is less than or equal to 0.00% but greater than or equal to the Barrier Percentage of -25.00%, you will receive your principal amount (a zero return)

 • is less than the Barrier Percentage of -25.00%, there is full exposure to declines in the Reference Asset, and you will lose all or a portion of your principal amount.

► 5 year term if not called prior to maturity

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

Autocallable Barrier Notes with Step-up Premium and Digital Upside Return (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is $964.70 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000.00	$23.50	$976.50
Total	$1,000,000.00	$23,500.00	$976,500.00

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.35% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC



HSBC USA Inc.
Autocallable Barrier Notes with Step-up Premium and Digital Upside Return

This document relates to a single offering of Autocallable Barrier Notes with Step-up Premium and Digital Upside Return. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement, and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Equity Index Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The S&P 500® Index (Ticker: SPX)
Trade Date:	April 27, 2021
Pricing Date:	April 27, 2021
Original Issue Date:	April 30, 2021
Final Valuation Date:	April 27, 2026, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	April 30, 2026. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Call Feature:	If the Official Closing Level of the Reference Asset is at or above the Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Call Premium on the corresponding Call Payment Date.
Call Threshold:	100.00% of the Initial Value
Payment at Maturity:	Unless the Notes are called prior to maturity, on the Maturity Date, for each $1,000 Principal Amount, we will pay you the Final Settlement Value.
Final Settlement Value:	Unless the Notes are called prior to maturity, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:

If the Reference Return is greater than 25.00%:
$1,000 + ($1,000 × Reference Return);

If the Reference Return is greater than 0.00% but less than or equal to 25.00%:
$1,000 + ($1,000 × Digital Upside Return).

If the Reference Return is less than or equal to 0.00% but greater than or equal to -25.00%:
$1,000 (a zero return)

If the Reference Return is less than -25.00%:
$1,000 + ($1,000 × Reference Return)

If the Notes are not called prior to maturity and the Reference Return is less than its Barrier Percentage, you will lose up to 100.00% of the Principal Amount at maturity.

Reference Return:	$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Call Observation Dates, Call Payment Dates, Call Premiums and Call Threshold:	Call Observation Dates	Call Payment Dates	Call Premium	Call Threshold
	April 27, 2022	May 2, 2022	6.50%	100.00% of the Initial Value
	April 26, 2023	May 1, 2023	13.00%	100.00% of the Initial Value
	April 25, 2024	April 30, 2024	19.50%	100.00% of the Initial Value
	April 25, 2025	April 30, 2025	26.00%	100.00% of the Initial Value

The Call Observation Dates and Call Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" and "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.

Digital Upside Return: 25.00%

Initial Value: 4,186.72 which was its Official Closing Level of the Reference Asset on the Pricing Date.

Final Value: The Official Closing Level of the Reference Asset on the Final Valuation Date.

Barrier Percentage: -25.00%

CUSIP/ISIN: 40438C6H9/US40438C6H97

Form of Notes: Book-Entry

Listing: The Notes will not be listed on any securities exchange or quotation system.

Estimated Initial Value: The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 23, 2021, the prospectus supplement dated February 23, 2021 and the Equity Index Underlying Supplement dated February 23, 2021. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this document, page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026625/tm217170d5_424b2.htm

▶ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

▶ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

PAYMENT ON THE NOTES

Call Feature

If the Official Closing Level of the Reference Asset is at or above the Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Call Premium on the corresponding Call Payment Date.

Call Premium

If the Notes are called on a Call Observation Date, we will pay the applicable Call Premium on the corresponding Call Payment Date, which is 6.50% per annum (or $65.00 for each $1,000 Principal Amount) multiplied by the number of years elapsed from the Trade Date to the applicable Call Observation Date that the Notes are called. See "Call Observation Dates, Call Payment Dates and Call Premiums" on PS-3 for the applicable Call Premiums to be paid on the corresponding Call Payment Dates. For information regarding the record dates applicable to the Call Premiums payable on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" beginning on page S-17 in the accompanying prospectus supplement.

Payment at Maturity

Unless the Notes are called prior to maturity, on the Maturity Date and for each $1,000 Principal Amount, you will receive a cash payment equal to the Final Settlement Value determined as follows:

■ **If the Reference Return is greater than 25.00%:**

$1,000 + ($1,000 × Reference Return);

■ **If the Reference Return is greater than 0.00% but less than or equal to 25.00%:**

$1,000 + ($1,000 × Digital Upside Return).

■ **If the Reference Return is less than or equal to 0.00% but greater than or equal to -25.00%:**

$1,000 (a zero return)

■ **If the Reference Return is less than -25.00%:**

$1,000 + ($1,000 × Reference Return)

If the Notes are not called prior to maturity and the Reference Return is less than its Barrier Percentage, you will lose up to 100.00% of the Principal Amount at maturity.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor

The reference sponsor of the SPX is S&P Dow Jones Indices LLC, a division of S&P Global.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You believe that the Official Closing Level of the Reference Asset will be at or above the Call Threshold on one or more of the Call Observation Dates, or if the Notes are not called, that the Reference Return will be positive.

▸ You (i) seek a Call Premium based on the performance of the Reference Asset, which is 6.50% per annum if the Official Closing Level of the Reference Asset is greater than or equal to the Call Threshold on any Call Observation Date; or, alternatively if the Notes are not called (ii) seek the Digital Upside Return of 25.00% or to participate in any appreciation of the Reference Asset beyond the Digital Upside Return at maturity.

▸ You are willing to invest in the Notes based on the fact that your maximum potential return is limited to the applicable Call Premium payable on the Notes on a given Call Payment Date if the Notes are called prior to maturity.

▸ You are willing to make an investment that is exposed to the potential downside performance of the Reference Asset on a 1-to-1 basis if the Reference Return is below the Barrier Percentage of -25.00%.

▸ You are willing to lose up to 100.00% of the Principal Amount.

▸ You are willing to hold the Notes which will be automatically called on any Call Observation Date on which the Official Closing Level of the Reference Asset is at or above the Call Threshold, or you are otherwise willing to hold the Notes to maturity.

▸ You are willing to forgo guaranteed interest payments on the Notes, and the dividends or other distributions paid on the stocks included in the Reference Asset.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe that the Official Closing Level of the Reference Asset will be below the Call Threshold on all the Call Observation Dates, and the Reference Return will be below the Barrier Percentage.

▸ You believe that the Call Premium, if any, will not provide you with your desired return, or alternatively, if the Notes are not called, that the Reference Return will not be positive.

▸ You are unwilling to invest in the Notes based on the fact that your maximum potential return may be limited to the applicable Call Premium payable on the Notes on a given Call Payment Date if the Notes are called prior to maturity, and will be unable to participate in any potential appreciation had the Notes reached maturity.

▸ You are unwilling to make an investment that is exposed to the potential downside performance of the Reference Asset on a 1-to-1 basis if the Reference Return is below the Barrier Percentage of -25.00%.

▸ You seek an investment that provides full return of principal at maturity.

▸ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Level of the Reference Asset is at or above the Call Threshold, or you are otherwise unable or unwilling to hold the Notes to maturity.

▸ You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the stocks included in the Reference Asset.

▸ You seek an investment for which there will be an active secondary market.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement. In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "—General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

The Notes do not guarantee any return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not called and the Reference Return is less than the Barrier Percentage. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount and you will lose 1% for each 1% that the Reference Return is less than 0.00%. You may lose up to 100% of your investment at maturity.

You may not receive the Call Premium or the Digital Upside Return.

The Notes may not be called, and in such a case you will not receive the Call Premium. In addition, if the Reference Return on the Final Valuation Date is negative, you will not be eligible for the potential benefit of the Digital Upside Return, and you may lose some or all of your principal amount.

Prior to maturity, your return on the Notes is limited to the Principal Amount plus the Call Premium, if any, regardless of any appreciation in the value of the Reference Asset.

If the Notes are called, for each $1,000 Principal Amount, you will receive $1,000 the plus the applicable Call Premium, regardless of any appreciation in the value of the Reference Asset, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the stocks included in the Reference Asset during the term of the Notes.

Higher Call Premiums or lower Barrier Percentages are generally associated with Reference Assets with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the value of a Reference Asset. The greater the expected volatility with respect to a Reference Asset on the Pricing Date, the higher the expectation as of the Pricing Date that the value of a Reference Asset could close below the Call Threshold on a Call Observation Date or the Barrier Percentage on the Final Valuation Date, indicating a higher expected risk of non-payment of Call Premiums or loss on the Notes. This greater expected risk will generally be reflected in a higher Call Premium than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Percentage or a higher Call Premium) than for similar securities linked to the performance of a Reference Asset with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively higher Call Premium may indicate an increased risk of loss. Further, a relatively lower Barrier Percentage may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of a Reference Asset can change significantly over the term of the Notes. The value of the Reference Asset for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Reference Asset, including the potential of not receiving a Call Premium and losing some or all of your principal at maturity.

The amount payable on the Notes is not linked to the values of the Reference Asset at any time other than the Call Observation Dates and the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Levels of the Reference Asset on the Call Observation Dates, or if the Notes are not called, the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the Reference Asset is greater than or equal to the Call Threshold during the term of the Notes other than on a Call Observation Date but then decreases on a Call Observation Date to a value that is less than the Call Threshold, the Call Premium will not be payable for the relevant Call Payment Date. Similarly, if the Notes are not called, even if the return of the Reference Asset is greater than or equal to the Barrier Percentage during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than the Barrier Percentage, the Payment at Maturity will be less, possibly significantly

less, than it would have been had the Payment at Maturity been linked to the value of the Reference Asset prior to such decrease. Although the actual values of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than its values on the Call Observation Dates, whether a Call Premium will be payable and the Payment at Maturity will be based solely on the Official Closing Levels of the Reference Asset on the applicable Call Observation Dates.

Risks Relating to the Reference Asset

Changes that affect a Reference Asset may affect the value of a Reference Asset and the market value of the Notes and the amount you will receive on the Notes and the amount you will receive at maturity.

The policies of the reference sponsor of a Reference Asset concerning additions, deletions and substitutions of the stocks included in a Reference Asset, and the manner in which the reference sponsor takes account of certain changes affecting those stocks, may affect the value of a Reference Asset. The policies of the reference sponsor with respect to the calculation of a Reference Asset could also affect the value of a Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of a Reference Asset. Any such actions could affect the value of a Reference Asset and the value of and the return on the Notes.

General Risk Factors

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

You will not have any ownership interest in the stocks included in a Reference Asset.

As a holder of the Notes, you will not have any ownership interest in the stocks included in a Reference Asset, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on those stocks, the Notes may underperform an investment in the stocks included in a Reference Asset.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to the Initial Value. We cannot predict the Official Closing Level of the Reference Asset on any Call Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on the Notes.

The table and examples below illustrate how the Call Premium and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical performances of the Reference Asset. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The numbers appearing in the following table and examples may have been rounded for ease of analysis. The following table and examples assume the following:

▶	Principal Amount:	$1,000
▶	Hypothetical Initial Value:	1,000.00*
▶	Hypothetical Call Threshold:	1,000.00 (100.00% of the Initial Value)
▶	Barrier Percentage:	-25.00%
▶	Hypothetical Call Premium:	6.50% per annum (or $65.00 for each $1,000 Principal Amount) multiplied by the number of years elapsed from the Trade Date to the applicable Call Observation Date that the Notes are called. See "Call Observation Dates, Call Payment Dates and Call Premiums" on PS-3.
▶	Digital Upside Return	25.00%

* The hypothetical Initial Value of 1,000.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value. The actual Initial Value of the Reference Asset is set forth of page PS-2 of this document

Summary of the Examples

	Notes Are Called	Notes Are Not Called			
	Example 1	Example 2	Example 3	Example 4	Example 5
Call Observation Dates	**Official Closing Level / Percentage Change**				
1st Call Observation Date	1,200.00 / 20.00% Call Premium: $65.00	810.00 / -19.00%	810.00 / -19.00%	810.00 / -19.00%	810.00 / -19.00%
2nd Call Observation Date to 4th Call Observation Date	N/A	Official Closing Level is below the Call Threshold	Official Closing Level is below the Call Threshold	Official Closing Level is below the Call Threshold	Official Closing Level is below the Call Threshold
Final Valuation Date	N/A	1,400.00 / 40.00%	1,100.00 / 10.00%	780.00 / -22.00%	550.00 / -45.00%
Payment if Notes are Called prior to the Final Valuation Date	$1,065.00	N/A	N/A	N/A	N/A
Payment at Maturity	N/A	$1,400.00	$1,250.00	$1,000.00	$1,000 + ($1,000 x -45.00%)= $550.00
Return of the Notes	6.50%	40.00%	25.00%	0.00%	-45.00%

Example 1— The Official Closing Level of the Reference Asset on the first Call Observation Date is greater than or equal to the Call Threshold.

Initial Value		Official Closing Level
1,000.00		1,200.00 (120.00% of Initial Value)

Payment Upon a Call:	**$1,065.00**

Because the Official Closing Level of the Reference Asset on the first Call Observation Date is at or above the Call Threshold, the Notes will be called and you will receive $1,065.00 per Note, reflecting the Principal Amount plus the applicable Call Premium, resulting in a 6.50% return on the Notes. No extra payment will be made on account of the Reference Asset closing above the Initial Value.

Example 2— The Notes are not called and the Reference Return on the Final Valuation Date is greater than the Digital Upside Return.

Initial Value		Final Value
1,000.00		1,400.00 (140.00% of Initial Value)

.

Reference Return:	40.00%
Payment at Maturity:	**$1,400.00**

Because the Reference Return is greater than the Digital Upside Return, the Final Settlement Value would be $1,400.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return)

= $1,000 + ($1,000 × 40.00%)

= $1,400.00

You will receive the return of your principal investment plus a return equal to the Reference Return if the Reference Return is greater than the Digital Upside Return.

Example 3— The Notes are not called and the Reference Return on the Final Valuation Date is greater than zero but less than or equal the Digital Upside Return.

Initial Value		Final Value
1,000.00		1,100.00 (110.00% of Initial Value)

Reference Return:	10.00%
Payment at Maturity:	**$1,250.00**

Because the Reference Return Underlying is greater than zero but less than the Digital Upside Return, the Final Settlement Value would be $1,250.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Digital Upside Return)

= $1,000 + ($1,000 × 25.00%)

= $1,250.00

You will receive the return of your principal investment plus a return equal to the Digital Upside Return when the Reference Return is greater than zero but less than the Digital Upside Return.

Example 4— The Notes are not called and the Reference Return on the Final Valuation Date is less than or equal to zero but greater than or equal to the Barrier Percentage.

Initial Value		Final Value
1,000.00		780.00 (78.00% of Initial Value)

Reference Return:	-22.00%
Payment at Maturity:	**$1,000.00**

Because the Reference Return is less than or equal to zero but greater than or equal to the Barrier Percentage, you will receive $1,000.00 per Note, reflecting the Principal Amount, resulting in a 0.00% return on the Notes, even though the value of the Reference Asset has declined.

Example 5— The Notes are not called, and the Reference Return is less than the Barrier Percentage.

Initial Value		Final Value
1,000.00		550.00 (55.00% of Initial Value)

Reference Return:	-45.00%
Payment at Maturity:	**$550.00**

Because the Reference Return is less than its Barrier Percentage, you will receive $550.00 per $1,000 Principal Amount, calculated as follows:

Final Settlement Value = $1,000 + ($1,000 x -45.00%) = $550.00

If the Notes are not called and the Reference Return is less than the Barrier Percentage, you will be exposed to any decrease in the value of the Reference Asset below the Initial Value on a 1:1 basis and could lose up to 100% of your principal at maturity.

DESCRIPTION OF THE REFERENCE ASSET

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

For more information about the SPX, see "The S&P 500®️ Index" beginning on page S-55 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing values from April 27, 2011 through April 27, 2021. We obtained the closing values below from the Bloomberg Professional®️ service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional®️ service.



The historical values of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on any Call Observation Date, including the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of the Reference Asset, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this document, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. has offered the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.35% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-83 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale, call or exchange and we intend to treat any gain or loss upon maturity or an earlier sale, call or exchange as long-term capital gain or loss, provided you have held the Note for more than one year at such time for U.S. federal income tax purposes. If the Notes are held by the same United States holder until maturity, that holder's holding period will generally include the maturity date. It is possible that the Internal Revenue Service could assert that a United States holder's holding period in respect of the Notes should end on the date on which the amount the holder is entitled to receive upon the call or maturity of the Notes is determined, even though the holder will not receive any amounts from us in respect of the Notes prior to the call or maturity of the Notes. In such case, a holder may be treated as having a holding period in respect of the Notes that is one year or less even if the holder receives cash upon call or maturity of the Notes at a time that is more than one year after the beginning of its holding period.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 23, 2021, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 23, 2021 which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated February 23, 2021.

TABLE OF CONTENTS

HSBC USA Inc.

**$1,000,000
Autocallable Barrier Notes with Step-up Premium and Digital Upside Return Linked to the S&P 500® Index**

April 27, 2021

Pricing Supplement